SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended   September 29, 2001

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

        For the transition period from to _____ to _____

Commission file number **33-32465**

BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT PLUS EMPLOYER CONTRIBUTIONS PLAN
(Full title of the plan)

AMERISOURCEBERGEN CORPORATION
(Name of issuer of the securities held pursuant to the plan)

1300 Morris Drive, Suite 100, Chesterbrook, PA   **19087-5594**
(Address of principal executive offices of issuer of securities)   (Zip Code)

BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT PLUS EMPLOYER CONTRIBUTIONS PLAN

INDEX

SUPPLEMENTAL SCHEDULES OMITTED

Supplemental schedules not listed above are omitted
    because of the absence of conditions under which they
    are required.

INDEPENDENT AUDITORS' REPORT

Bergen Brunswig Pre-Tax Investment
      Retirement Account Plus Employer Contributions Plan:

We have audited the accompanying statement of net assets available for benefits of the Bergen Brunswig Pre-Tax Investment Retirement Account Plus Employer Contributions Plan as of September 29, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 29, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of September 29, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Orange County, California
March 25, 2002

INDEPENDENT AUDITORS' REPORT

Bergen Brunswig Pre-Tax Investment
Retirement Account Plus Employer Contributions Plan:

We have audited the accompanying statement of net assets available for benefits of the Bergen Brunswig Pre-Tax Investment Retirement Account Plus Employer Contributions Plan (the Plan) as of September 29, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of September 29, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Costa Mesa, California
March 23, 2001

BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
PLUS EMPLOYER CONTRIBUTIONS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF SEPTEMBER 29, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at fair value	$ 217,042,617	$ 251,051,615
RECEIVABLES:		
Employer	-	126,981
Participant	-	239,409
Total receivables	-	366,390
NET ASSETS AVAILABLE FOR BENEFITS	$ 217,042,617	$ 251,418,005

See accompanying notes to financial statements.

BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT PLUS EMPLOYER CONTRIBUTIONS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED SEPTEMBER 29, 2001

ADDITIONS:		
Contributions:		
Participants	$	12,730,776
Employer		6,237,912
Interest income		828,717
Dividend income		9,393,416
Net increase in fair value		
of investments		6,408,548
Other		639,090
Total additions		36,238,459
DEDUCTIONS:		
Withdrawals		23,031,024
Transfers to other plans, net		47,540,752
Administrative expenses		42,071
Total deductions		70,613,847
NET DECREASE		(34,375,388)
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR		251,418,005
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$	217,042,617

See accompanying notes to financial statements.

**BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
PLUS EMPLOYER CONTRIBUTIONS PLAN**

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 29, 2001

1.   PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

The following brief description of the Bergen Brunswig Pre-Tax Investment Retirement Account Plus Employer Contributions Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

A.   General

The Plan was established effective September 1, 1984. The Plan is a defined contribution deferred compensation and profit sharing plan covering substantially all employees of the former Bergen Brunswig Corporation and its subsidiaries ("Bergen" or "Employer") (see below) who have completed more than 30 days of service. Employees of the Employer's PharMerica, Inc. subsidiary are not covered under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").   The accounting records of the Plan are maintained on the accrual basis.

The Plan is administered by the Employer's Investment/Retirement Plan Committee. The Plan trustee, record keeper and asset custodian is Merrill Lynch Trust Company of California ("Merrill Lynch").

Effective August 29, 2001, Bergen and AmeriSource Health Corporation ("AmeriSource") merged to form AmerisourceBergen Corporation (the "Company"). In connection with the merger, AmeriSource stockholders received one share of the Company's common stock for each AmeriSource common share, while the Bergen stockholders, including Plan participants who invested their accounts in the Company Stock Fund option, received 0.37 of a share of Company common stock for each Bergen common share. As a result of the merger, Bergen and AmeriSource became wholly owned subsidiaries of the Company and the stockholders of AmeriSource and Bergen became stockholders of the Company. AmeriSource and Bergen each maintain certain defined benefit, defined contribution, and postretirement health plans. In connection with the merger integration, the Company is evaluating these benefit plans and will develop company-wide plans, which may involve replacement or merger of certain existing plans.

B.   Funding Policy

Participants are entitled to defer 2% to 15% of their pre-tax compensation through contributions to the Plan up to a maximum of $10,500 in calendar 2001. Participants are not allowed to make any other contributions to the Plan except for rollover contributions from other retirement plans. Participants are 100% vested in their own contributions at all times. The Employer contributes $1.00 for each $1.00 invested by the participant up to the participant's investment of 3% of the participant's salary, and $0.50 for each additional $1.00 invested by the participant up to the participant's investment of an additional 2% of salary. All participants vest immediately in the Employer's contributions upon participation in the Plan. The Employer may also make an additional contribution to the Plan at the Employer's discretion. The Employer made no discretionary contribution to the Plan for the year ended

September 29, 2001. Expenses of the Plan, up to the amount of forfeitures of Employer contributions made prior to January 1, 1999 when the Plan provided for a vesting schedule, are paid by the Plan. Expenses of the Plan in excess of Employer contribution forfeitures are paid directly by the Employer. For the year ended September 29, 2001, expenses of $42,071 were paid by the Plan from forfeitures of Employer contributions.

C.   Investments

Upon joining the Plan, participants can elect to invest their accounts in the following options:

1.   Fidelity Magellan Fund (primarily equity securities);

2.   George Putnam Fund Class A (primarily debt and equity securities);

3.   Company Stock Fund (AmerisourceBergen Corporation Common Stock);

4.   Merrill Lynch Global Allocation Fund A (primarily United States and foreign equity, debt and money market securities);

5.   Merrill Lynch Equity Index Trust 1 (primarily equity securities included in the Standard & Poors 500 Index);

6.   Merrill Lynch Capital Fund A (primarily equity, debt, convertible and money market securities);

7.   Merrill Lynch Corporate Bond Fund Investment Grade A (primarily high-grade, taxable, fixed income securities);

8.   Merrill Lynch Retirement Preservation Trust (primarily broadly diversified Guaranteed Investment Contracts, U.S. Government and U.S. Government agency and money market securities);

9.   Merrill Lynch Growth Fund A (primarily United States and foreign equity securities);

10.   Templeton Foreign Fund Class I (primarily foreign debt and equity securities); and

11.   AIM Constellation Fund A (primarily equity securities).

Participants have direct, daily access to investment and account information (including change of investment direction, fund transfers and deferral percentage) through The Merrill Lynch Participant Service Center or through the Merrill Lynch Benefits Online[SM] Internet Website.

The Fidelity Magellan Fund, the George Putnam Fund Class A, the AmerisourceBergen Corporation Common Stock held in the Company Stock Fund, the Merrill Lynch Global Allocation Fund A, the Merrill Lynch Equity Index Trust 1, the Merrill Lynch Capital Fund A, the Merrill Lynch Corporate Bond Fund Investment Grade A, the Merrill Lynch Growth Fund A, the Templeton Foreign Fund Class 1 and the AIM Constellation Fund A are stated at fair value as determined by quoted market prices. The Merrill Lynch Retirement Preservation Trust is stated at cost, which approximates fair value. Investment transactions are recorded on a trade-date basis.

Participants may borrow against a maximum of 50% of their interests in the Plan up to $50,000, except that participants may not borrow against their interest in the Company Stock Fund. Participants are entitled to hold two loans simultaneously: a short-term loan (1 to 5 years) and a long-term loan (5 to 15 years). The long-term loan applies only to the purchase of a participant's primary residence. Such loans are shown as separate investments of the Plan, with interest rates ranging from 5.75% to 10.50%, and are stated at cost, which approximates fair value.

The fair values of individual investments that represent 5% or more of the Plan's net assets as of September 29, 2001 and 2000 are as follows:

	2001	2000
Fidelity Magellan Fund	$ 44,113,422	$ 76,603,501
AmerisourceBergen Corporation Common Stock	58,965,097	36,467,395
Merrill Lynch Equity Index Trust 1	11,465,332	20,764,518
Merrill Lynch Retirement Preservation Trust	64,884,903	63,073,838

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $6,408,548 as follows:

Mutual Funds	$ (28,438,076)
Company Stock Fund	39,280,528
Common Collective Trusts	(4,435,904)
	$ 6,408,548

The Plan's exposure to credit loss in the event of nonperformance of investments managed by the trustee is limited to the carrying value of such instruments. The Plan's concentrations of credit risk and market risk are dictated by the Plan's provisions as well as those of ERISA and the participants' investment preference. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term would materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

D.   Benefit Distribution

A participant's account shall be distributed in a lump sum upon retirement, less any loans outstanding. Account withdrawals are permitted by participants who have attained age 59-1/2 or who suffer certain financial hardships and meet criteria established by the Internal Revenue Service. Participants who retire or terminate employment prior to retirement may elect to receive their accounts in a lump sum distribution or leave their accounts in the Plan if such accounts aggregate $4,000 or more. Benefit distributions are recorded when paid.

E.   Death and Disability Benefits

Upon the death of a participant, the beneficiary receives, in a lump sum, the amount in the participant's account. Participants who become disabled will receive distributions in accordance with normal retirement benefits.

F.   Plan Termination

The Employer has the right at any time to declare the Plan terminated completely or as to any of the Employer's divisions, facilities or operational units. Upon termination, the Plan's net assets available for benefits after Plan expenses will be distributed to each participant according to their vested account balance.

G.   Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Certain reclassifications have been made in the 2000 financial statements and notes to conform to the 2001 presentation.

H.   Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

I.   Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

J.   Related-Party Transactions

Certain Plan investments are shares of mutual and bond funds managed by Merrill Lynch. Merrill Lynch is the Trustee as defined by the Plan and, therefore, the transactions qualify as party-in-interest. No fees were paid by the Plan to the Trustee for the year ended September 29, 2001.

K.   Transfers to Other Plans

During the Plan year ended September 29, 2001, approximately $48 million was transferred to other plans in connection with Bergen's sale of Bergen Brunswig Medical Company to Allegiance Corporation, a subsidiary of Cardinal Health, Inc., in August 2000.

2.   INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Employer by letter dated February 10, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code").   The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status. Therefore, no provision for income taxes has been included in the Plan's financial statements.

BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT PLUS EMPLOYER CONTRIBUTIONS PLAN

Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF SEPTEMBER 29, 2001

IDENTITY OF ISSUE BORROWER, LESSOR OR SIMILAR PARTY	DESCRIPTION	CURRENT VALUE
Fidelity	FIDELITY MAGELLAN FUND	$ 44,113,422
George Putnam	GEORGE PUTNAM FUND CLASS A	7,972,428
*AmerisourceBergen Corporation	AMERISOURCEBERGEN CORPORATION COMMON STOCK	58,965,097
*Merrill Lynch	MERRILL LYNCH GLOBAL ALLOCATION FUND A	4,670,141
*Merrill Lynch	MERRILL LYNCH EQUITY INDEX TRUST 1	11,465,332
*Merrill Lynch	MERRILL LYNCH CAPITAL FUND A	3,740,730
*Merrill Lynch	MERRILL LYNCH CORPORATE BOND FUND INVESTMENT GRADE A	3,715,599
*Merrill Lynch	MERRILL LYNCH RETIREMENT PRESERVATION TRUST	64,884,903
*Merrill Lynch	MERRILL LYNCH GROWTH FUND A	1,649,413
Templeton	TEMPLETON FOREIGN FUND CLASS 1	1,474,809
AIM	AIM CONSTELLATION FUND A	4,645,892
*Merrill Lynch	MERRILL LYNCH PENDING SETTLEMENT FUND	32,449
*Various participants	PARTICIPANT LOANS (INTEREST RATES FROM 5.75% TO 10.50%)	9,712,402
	Total	$ 217,042,617

* Denotes party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BERGEN BRUNSWIG PRE-TAX
INVESTMENT RETIREMENT ACCOUNT PLUS
EMPLOYER CONTRIBUTIONS PLAN

By: /s/   Michael A. Montevideo

Michael A. Montevideo
Vice President and Treasurer,
AmerisourceBergen Corporation

March 25, 2002

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement (Form S-8 No. 33-32465) pertaining to the Bergen Brunswig Pre-Tax Investment Retirement Account Plus Employer Contributions Plan of AmerisourceBergen Corporation of our report dated March 25, 2002, with respect to the financial statements and schedule of the Bergen Brunswig Pre-Tax Investment Retirement Account Plus Employer Contribution Plan included in this Annual Report (Form 11-K) for the year ended September 29, 2001.

/s/ Ernst & Young LLP
Orange County, California
March 26, 2002

Exhibit 23(a)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-32465 of Bergen Brunswig Corporation on Form S-8 of our report dated March 23, 2001, appearing in this Annual Report on Form 11-K of Bergen Brunswig Pre-Tax Investment Retirement Account Plus Employer Contributions Plan for the year ended September 29, 2000.

/s/ Deloitte & Touche LLP
Costa Mesa, California
March 25, 2002